Exhibit 3.2   Paragraph 4.4 of the Bylaws of Temporary Financial Services, Inc.


      On November 9, 2005, the Board of Directors of Temporary Financial Services, Inc. amended Paragraph 4.4 of the Bylaws to increase the permitted size of the Board of Directors to nine. Paragraph 4.4 of the Bylaws now reads as follows:

            4.4 Number and Qualification of Directors. The Board shall consist of no fewer than one (1) and no more than nine (9) directors. The corporation shall have one (1) director until that number is changed in accordance with these Bylaws. If the shareholders elect a greater or lesser number of directors than is specified in this section, then election of that number shall automatically amend these Bylaws to increase the number of directors to the number elected. No director need be a shareholder of the corporation. The Board or the Shareholders may fix the number of directors and may, at any time, increase the size of the Board to the maximum allowed by these Bylaws.